FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2008

EXCEL MARITIME CARRIERS LTD.
(Translation of registrant's name into English)

17th Km National Road Athens-Lamia & Finikos Street

145 64 Nea Kifisia

Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release dated November 5, 2008 by Excel Maritime Carriers Ltd. Reports Third Quarter 2008, Diluted EPS of $2.70 and Declares Dividend of $0.40 Per Share

Exhibit 1

Excel Maritime Reports Third Quarter 2008 Diluted EPS of $2.70 and Declares Dividend of $0.40 Per Share

ATHENS, GREECE – November 5, 2008 – Excel Maritime Carriers Ltd (NYSE: EXM), an owner and operator of dry bulk carriers and a leading international provider of worldwide seaborne transportation services for dry bulk cargoes, announced today its operating and financial results for the third quarter and nine month period ended September 30, 2008.

On April 15, 2008, the Company successfully completed the acquisition of Quintana Maritime Limited, creating a combined company that operates a fleet of 47 vessels with a total carrying capacity of approximately 3.7 million DWT and an average age of approximately 8.9 years;

Third Quarter Highlights:

•

Revenues from operations increased by approximately 436% to $231.6 million in the third quarter of 2008 compared to $43.2 million in the corresponding period in 2007. Revenues include non-cash adjustments of approximately $84.7 million, relating to the amortization of unfavorable time charters that were fair valued upon acquiring Quintana;

•

Net income for the quarter increased by approximately 544% to $119.2 million or $2.70 per diluted share, compared to $18.5 million or $0.93 per diluted share in the third quarter of 2007. Net income includes a non-cash interest-rate swap loss in the period of approximately $6.7 million compared to a loss of $0.7 million in the third quarter of 2007;

•

Adjusted EBITDA for the quarter was approximately $107.3 million compared to $29.5 million in the third quarter of 2007, an increase of approximately 264%;

•

An average of 47 vessels were operated during the third quarter of 2008 earning a blended average adjusted time charter equivalent rate of $33,804 per day compared to $29,384 per day for the third quarter of 2007;

•

As a result of the merger with Quintana which caused a reduction in the average age of the fleet and the application of joint fleet management processes the Company has been able to generate significant savings in vessel operating expenses. During the third quarter of 2008 the average vessel operating expenses per day dropped sharply to $4,499 (Panamax) and to $4,378 (Handysize) which corresponds to savings of 28% and 20% respectively when compared to the same period in 2007. Management believes that maintaining low vessel operating cost levels lends strength to the comparative advantage of the Company and intends to continue its efforts to control expenses and deliver further synergies from the merger of Excel with Quintana;

•

The Company maintains its increased quarterly minimum dividend guidance of $0.40 per share. The third quarter 2008 dividend of $0.40 per share is payable on December 5, 2008 to shareholders of record as of November 20, 2008.

Management Commentary:

Stamatis Molaris, President and Chief Executive Officer of Excel, stated, “The Company’s strong third quarter results are underpinned by its significant time charter coverage despite the soft rate environment experienced in September. We also believe that our time charter coverage of approximately 85% for the fourth quarter 2008 and 61% for the full year 2009, provide cash flow security and insulate the Company from the challenging market conditions that we are currently experiencing mainly caused by an unprecedented credit freeze. We also pleased to report the significant reduction in our vessel operating costs as the result of the synergies created from the merger of Excel with Quintana, which enhances our profitability.”

Third Quarter 2008 Results:

Following the acquisition of Quintana on April 15, 2008, the third quarter results reflect a full quarter’s operations of the combined entity.

For the third quarter of 2008, Excel reported net income of $119.2 million, or $2.70 per diluted share, compared to net income of $18.5 million, or $0.93 per diluted share, in the third quarter of 2007. The third quarter 2008 results include a non-cash unrealized interest-rate swap loss of $6.7 million compared to an unrealized interest-rate swap loss of $0.7 million in the corresponding period in 2007. Swap gains and losses are recorded in income as they do not meet the criteria for hedge accounting. Before the unrealized swap losses, adjusted net income is $125.9 million, or $2.85 per adjusted diluted share, compared to $19.3 million or $0.97 per share in the third quarter 2007, an increase of approximately 552%.

Revenues for the third quarter of 2008 amounted to $231.6 million as compared to $43.2 million for the same period in 2007, an increase of approximately 436%. Included in revenues for the third quarter of 2008 are $84.7 million of non-cash revenues relating to the amortization of underwater time charters. There were no such non-cash revenue adjustments recorded in the corresponding period in 2007.

General and administrative expenses for the third quarter of 2008 include an amount of $4.0 million or $0.09 per diluted share representing the amortization cost related to the stock based incentive program which was initiated in the second quarter of 2008.

Adjusted EBITDA for the third quarter of 2008 was $107.3 million compared to $29.5 million for the third quarter of 2007, an increase of approximately 264%. Adjusted EBITDA for the third quarter excludes bareboat charter amortization of approximately $10.2 million relating to favorable bareboat time charters that were fair valued upon the acquisition of Quintana and reflected as an asset on Excel’s balance sheet. The amortization increases charter hire expense on Excel’s income statement and there was no such amortization in the corresponding period in 2007. It also excludes an amount of $84.7 million representing the amortization of unfavorable time charters that were fair valued upon the acquisition of Quintana and reflected as a liability on Excel’s balance sheet. The amortization increases revenue from operations and there was no such amortization in the corresponding period in 2007.

Please refer to a subsequent section of this Press Release for a reconciliation of adjusted EBITDA to Net Income. An average of 47 vessels were operated during the third quarter of 2008 earning a blended average adjusted time charter equivalent rate of $33,804 per day, compared to an average of 16.0 vessels operated during the third quarter of 2007 earning a blended average time charter equivalent rate of $29,384 per day.

Nine Months to September 30, 2008

The nine month period 2008 results include the consolidated results of Excel and Quintana starting from April 16, 2008. In this respect, approximately $85.7 million of revenues earned by Quintana between January 1 and April 15, 2008 have not been included in the nine month period results.

For the nine-month period ended September 30, 2008, Excel reported net income of $284.5 million, or $8.21 per diluted share, compared to net income of $50.8 million, or $2.54 per diluted share, for the corresponding period in 2007. The nine months 2008 results include a non-cash unrealized swap gain of $14.4 million compared to an unrealized swap loss of $0.5 million in the corresponding period of 2007. The nine months results of 2007 also include a gain on sale of vessels of $6.2 million whereas no such gains were recorded in the nine months period ended September 30, 2008. Before the unrealized swap gain or loss and the gain on sale of vessel, adjusted net income is $270.1 million, or $7.80 per adjusted diluted share, compared to $45.1 million or $2.26 per share in the nine months of 2007, an increase of approximately 499%.

Revenues for the nine months to September 30, 2008 amounted to $506.9 million as compared to $116.6 million for the same period in 2007, an increase of 335%. Included in revenues for the same period of 2008 is a non-cash time charter amortization of $160.3 million, as discussed above. There were no such non-cash revenues recorded in the corresponding period in 2007.

Adjusted EBITDA for the nine months to September 30, 2008 was $248.0 million compared to $75.9 million for the nine months to September 30, 2007, an increase of approximately 227%. Adjusted EBITDA for the nine months to September 30, 2008 excludes bareboat charter amortization of approximately $18.5 million relating to favorable bareboat time charters. There was no such amortization in the corresponding period in 2007. It also excludes the amortization of unfavorable time charters as discussed above. Please refer to a subsequent section of this Press Release for a reconciliation of adjusted EBITDA to Net Income.

An average of 35.8 vessels were operated during the nine months to September 30, 2008 earning a blended average adjusted time charter equivalent rate of $34,912 per day, compared to an average of 16.5 vessels operated during the same period of 2007 earning a blended average time charter equivalent rate of $25,601 per day.

Dividend Declaration:

The Board of Directors has declared a dividend of $0.40 per share payable on December 5, 2008 to all shareholders of record as of November 20, 2008. Inclusive of this dividend, Excel Maritime has declared an aggregate dividend of $1.80 per share since May 2007. The dividend payment of $0.40 per share is consistent with the guidance provided by the Board of Directors. The Board retains the authority to alter the dividend policy at its discretion.

Conference Call Details:

Tomorrow November 6, 2008 at 10:00 A.M. EDT, the company’s management will host a conference call to discuss the results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (US Toll Free Dial In), 0800 953 0329 (UK Toll Free Dial In) or +44 (0)1452 542 301 (Standard International Dial In). Please quote “Excel Maritime” to the operator.

A telephonic replay of the conference call will be available until November 14, 2008 by dialing 1 866 247 4222 (US Toll Free Dial In), 0800 953 1533 (UK Toll Free Dial In) or +44 (0)1452 550 000 (Standard International Dial In). Access Code: 1838801#

Slides and Audio Webcast:

There will also be a live, and then archived, webcast of the conference call, available through Excel Maritime Carriers’ website (www.excelmaritime.com). Participants for the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

- Financial and Other Financial Data Follow -

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

FOR THE QUARTER ENDED SEPTEMBER 30, 2008 AND 2007

(In thousands of U.S. Dollars, except for share and per share data)

	Third Quarter
	2008	2007

REVENUES:
Voyage revenues	146,717	43,008
Time Charter fair value amortization	84,703	-
Revenue from managing related party vessels	233	227
Revenue from operations	231,653	43,235

EXPENSES:
Voyage expenses	7,051	2,209
Charter hire expense	18,341	-
Commission to a related party	1,139	536
Vessel operating expenses	19,581	8,328
Depreciation expense	30,795	6,793
Amortization of dry-docking and special survey	1,914	1,050
General and administrative expenses	10,331	3,352
	89,152	22,268

Income from operations	142,501	20,967

OTHER INCOME (EXPENSES):
Interest and finance costs	(17,016)	(3,340)
Interest income	2,028	1,454
Interest rate swap losses, net	(10,856)	(669)
Foreign exchange losses	125	(47)
Other, net	2,377	79
Total other income (expenses), net	(23,342)	(2,523)

Net income before taxes, minority interest and income from investment in affiliate	119,159	18,444

US Source Income taxes	(105)	(247)

Net income before minority interest and income from investment in affiliate	119,054	18,197

Minority Interest	48	-
Income from Investment in affiliate	117	350
Net income	119,219	18,547

Earnings per common share, basic	$2.72	$0.93
Weighted average number of shares, basic	43,812,129	19,949,644
Earnings per common share, diluted	$2.70	$0.93
Weighted average number of shares, diluted	44,236,338	19,978,365

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007

(In thousands of U.S. Dollars, except for share and per share data)

	Nine Months ended September 30,
	2008	2007

REVENUES:
Voyage revenues	345,855	115,999
Time Charter fair value amortization	160,354	-
Revenue from managing related party vessels	698	592
Revenue from operations	506,907	116,591

EXPENSES:
Voyage expenses	17,195	7,355
Charter hire expense	33,492	-
Commission to a related party	2,961	1,449
Vessel operating expenses	47,708	24,851
Depreciation expense	68,436	20,868
Amortization of dry-docking and special survey	5,182	2,605
General and administrative expenses	25,163	8,632
	200,137	65,760

Gain on sale of vessel	-	6,194

Income from operations	306,770	57,025

OTHER INCOME (EXPENSES):
Interest and finance costs	(37,927)	(10,457)
Interest income	6,653	4,039
Interest rate swap gain, net	6,775	(255)
Foreign exchange losses	(83)	(98)
Other, net	2,244	55
Total other income (expenses), net	(22,338)	(6,716)

Net income before taxes, minority interest and income from investment in affiliate	284,432	50,309

US Source Income taxes	(594)	(359)

Net income before minority interest and income from investment in affiliate	283,838	49,950

Minority Interest	99	2
Income from Investment in affiliate	521	813
Net income	284,458	50,765

Earnings per common share, basic	$8,21	$2.54
Weighted average number of shares, basic	34,658,716	19,949,644
Earnings per common share, diluted	$8.21	$2.54
Weighted average number of shares, diluted	34,658,716	19,977,878

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AT SEPTEMBER 30, 2008 (UNAUDITED) AND DECEMBER 31, 2007

(In thousands of U.S. Dollars)

ASSETS	September 30, 2008	December 31, 2007

CURRENT ASSETS:
Cash and cash equivalents	105,706	243,672
Restricted cash	19,842	3,175
Accounts receivable	14,403	1,506
Other current assets	9,701	4,381
Total current assets	149,652	252,734

FIXED ASSETS:
Vessels, net	2,670,099	527,164
Advances for vessels’ acquisitions/new-buildings	208,360	-
Office furniture and equipment, net	1,788	1,466
Total fixed assets, net	2,880,247	528,630

OTHER NON CURRENT ASSETS:
Goodwill	321,404	400
Deferred assets, net	14,750	15,119
Time charters acquired, net	274,329	-
Restricted cash	100,384	11,825
Investment in affiliate	16,209	15,688

Total assets	3,756,975	824,396

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing fees	260,831	39,179
Accounts payable	8,034	4,306
Other current liabilities	46,665	10,449
Current portion of financial instruments	19,890	2,056
Total current liabilities	335,420	55,990

Long-term debt, net of current portion and net of deferred financing fees	1,326,137	368,585
Time charters acquired, net	715,597	-
Financial instruments	21,071	-

Total liabilities	2,398,225	424,575

Commitments and contingencies	-	-
Minority interest in equity of consolidated joint ventures	14,629	-

STOCKHOLDERS’ EQUITY:
Preferred stock	-	-
Common stock	448	200
Additional paid-in capital	884,041	193,897
Other Comprehensive Loss	(66)	(65)
Retained earnings	459,887	205,978
Less: Treasury stock	(189)	(189)
Total stockholders’ equity	1,344,121	399,821

Total liabilities and stockholders’ equity	3,756,975	824,396

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007

(In thousands of U.S. Dollars)

	Nine Months ended September 30,
	2008	2007
Cash Flows from Operating Activities:
Net income for the period	284,458	50,765
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	77,025	23,757
Time charter amortization	(136,770)	-
Unrealised interest rate swap (gain) loss	(14,357)	482
Gain on sale of vessel	-	(6,194)
Stock-based compensation	6,674	784
Income from investment in affiliate	(521)	(813)
Minority interest share in net loss of consolidated joint ventures	(99)	(2)
Changes in operating assets and liabilities:
Operating assets	(9,158)	1,493
Operating liabilities	21,254	4,195
Payments for dry docking and special survey	(9,529)	(6,352)
Net Cash provided by Operating Activities	218,977	68,115

Cash Flows from Investing Activities:
Acquisition of Quintana, net of cash acquired	(692,420)	-
Advances for vessel acquisitions/newbuildings	(37,270)	(25,401)
Additions to vessel cost	(342)	-
Additions to office furniture and equipment	(358)	(683)
Investment in affiliate	-	(11,000)
Proceeds from sale of vessel	-	15,740
Net cash used in Investing Activities	(730,390)	(21,344)

Cash Flows from Financing Activities:
Proceeds from long-term debt	1,405,642	-
Repayment of long-term debt	(881,395)	(28,544)
Increase in restricted cash	(105,226)	-
Dividends paid	(30,549)	(7,920)
Payment of financing costs	(15,290)	-
Share capital issuance costs	(131)	-
Minority interest contribution	396	-
Payment from a related party	-	2,024
Net cash provided by (used in) Financing Activities	373,447	(34,440)

Net increase (decrease) in cash and cash equivalents	(137,966)	12,331
Cash and cash equivalents at beginning of period	243,672	86,289
Cash and cash equivalents at end of the period	105,706	98,620

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the period for:
Interest payments	19,285	9,977
U.S source income taxes	638	237
Non-cash financing activities
Class A common stock issued as part-consideration for acquisition of Quintana	682,333	-

Adjusted EBITDA Reconciliation
(all amounts in thousands of U.S. Dollars)
	For the three months ended September 30,		For the nine months ended September 30,
	2008	2007	2008	2007
Net income	$119,219	$18,547	$284,458	$50,765
Interest and finance costs, net (1)	19,183	1,810	38,856	6,191
Depreciation and amortization	32,709	7,843	73,618	23,473
Unrealized swap (gain) loss	6,661	745	(14,357)	482
Amortization of T/C fair values (2)	(74,495)	-	(141,831)	-
Stock based compensation	3,953	264	6,674	784
Gain on sale of vessel	-	-	-	(6,194)
Taxes	105	247	594	359
Adjusted EBITDA	$107,335	$29,456	$248,012	$75,860

(1) Includes swap interest paid and received
(2) Analysis:
	3-months ended September 30, 2008	9-months ended September 30, 2008
Non-cash amortization of unfavourable time charters in revenue	$(84,703)	$(160,354)
Non-cash amortization of favourable time charters in charter hire expense	10,208	18,523
	$(74,495)	$(141,831)

Reconciliation of Net Income to Adjusted Net Income
(all amounts in thousands of U.S. Dollars)
	For the three months ended September 30,		For the nine months ended September 30,
	2008	2007	2008	2007
Net income	$119,219	$18,547	$284,458	$50,765
Unrealized swap (gain) loss	6,661	745	(14,357)	482
Gain on sale of vessel	-	-	-	(6,194)
Adjusted Net income	$125,880	$19,292	$270,101	$45,053

Reconciliation of Earnings per Share (Diluted) to Adjusted Earnings per Share (Diluted)
(all amounts in U.S. Dollars)
	For the three months ended September 30,		For the nine months ended September 30,
	2008	2007	2008	2007
Earnings per Share (Diluted)	$2.70	$0.93	$8.21	$2.54
Unrealized swap (gain) loss	0.15	0.04	(0.41)	0.02
Gain on sale of vessel	0.00	0.00	0.00	(0.31)
Adjusted Earnings per Share (Diluted)	$2.85	$0.97	$7.79	$2.26

Disclosure of Non-GAAP Financial Measures

Adjusted EBITDA represents net income plus net interest expense, depreciation, amortization, and taxes plus deferred stock-based compensation, gains or losses on the sale of vessels, amortization of deferred time charter assets and liabilities and unrealized gains or losses on swaps, which are significant non-cash items. The Company’s management uses adjusted EBITDA as a performance measure. The Company believes that adjusted EBITDA is useful to investors, because the shipping industry is capital intensive and may involve significant financing costs. Adjusted EBITDA is not a measure recognized by GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a Company’s operating performance required by GAAP. The Company’s definition of adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

Adjusted Net Income represents net income plus unrealized gains or losses from our swap transactions and any gains or losses on sale of vessels, both of which are significant non-cash items. Adjusted Earnings per Share (diluted) represents Adjusted Net Income divided by weighted average shares outstanding (diluted). These measures are “non-GAAP financial measures” and should not be considered substitutes for net income or earnings per share (diluted), respectively, as reported under GAAP. The Company has included an adjusted net income and adjusted earnings per share (diluted) calculation in this period in order to facilitate comparability between the Company’s performance in the reported periods and its performance in prior periods.

About Excel Maritime Carriers Ltd

Excel is an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, such as iron ore, coal and grains, as well as bauxite, fertilizers and steel products. After the acquisition of Quintana, Excel owns a fleet of 40 vessels and, together with 7 Panamax vessels under bareboat charters, operates 47 vessels (4 Capesize, 14 Kamsarmax, 21 Panamax, 2 Supramax and 6 Handymax vessels) with a total carrying capacity of approximately 3.7 million DWT.  Excel Class A common shares have been listed since September 15, 2005 on the New York Stock Exchange (NYSE) under the symbol EXM and, prior to that date, were listed on the American Stock Exchange (AMEX) since 1998. For more information about the Company, please go to our corporate website www.excelmaritime.com.

Forward-Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements.  Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.  These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to the ability to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contacts:

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue – Suite 1536

New York, NY 10160, USA

Tel:  (212) 661-7566

Fax: (212) 661-7526

E-Mail: excelmaritime@capitallink.com

www.capitallink.com

Company:

Lefteris Papatrifon

Chief Financial Officer

Excel Maritime Carriers Ltd.

17th Km National Road Athens-Lamia & Finikos Street

145 64 Nea Kifisia

Athens, Greece

Tel: 011-30-210-62-09-520

Fax: 011-30-210-62-09-528

E-Mail: ir@excelmaritime.com

        www.excelmaritime.com

APPENDIX

The following key indicators highlight the Company’s financial and operating performance during the third quarter and the nine months ended September 30, 2008 compared to the corresponding period in the prior year. In the table below, the Panamax fleet includes both Kamsarmax and Panamax vessels and the Handymax fleet includes both Supramax and Handymax vessels:

Vessel Employment
(In U.S. Dollars per day, unless otherwise stated)
	CAPESIZE FLEET		PANAMAX FLEET		HANDYSIZE FLEET		TOTAL FLEET
	3m to September 30,
	2008	2007	2008	2007	2008	2007	2008	2007

Total ownership days	368	-	3,220	920	736	552	4,324	1,472
Operating days under period charter	368	-	2,787	682	92	276	3,247	958
Operating days under spot/short duration charter	-	-	366	136	569	276	935	412
Utilization	100.0%	-	97.9%	88.9%	89.8%	100.0%	96.7%	93.1%
Time charter equivalent per ship per day-period	52,409	-	25,894	26,805	28,200	26,424	28,964	26,695
Time charter equivalent per ship per day-spot	-	-	66,274	42,905	40,523	32,045	50,612	35,638
Time charter equivalent per ship per day-weighted average	52,409	-	30,581	29,482	38,808	29,235	33,804	29,384
Net daily revenue per ship per day	52,409	-	29,954	26,213	34,834	29,235	32,696	27,348
Vessel operating expenses per ship per day	(5,033)	-	(4,499)	(6,244)	(4,378)	(5,458)	(4,524)	(5,950)
Net Operating cash flows per ship per day before G&A expenses	47,376	-	25,455	19,969	30,456	23,777	28,172	21,398

Vessel Employment
(In U.S. Dollars per day, unless otherwise stated)
	CAPESIZE FLEET		PANAMAX FLEET		HANDYSIZE FLEET		TOTAL FLEET
	9m to September 30,
	2008	2007	2008	2007	2008	2007	2008	2007

Total ownership days	672	-	6,940	2,730	2,192	1,767	9,804	4,497
Operating days under period charter	642	-	5,973	2,379	516	687	7,131	3,066
Operating days under spot/short duration charter	30	-	798	151	1,519	970	2,347	1,121
Utilization	100.0%	-	97.6%	92.7%	92.8%	93.8%	96.7%	93.1%
Time charter equivalent per ship per day-period	50,188	-	26,651	25,609	35,303	22,649	29,397	24,945
Time charter equivalent per ship per day-spot	118,107	-	64,266	42,245	43,754	25,092	51,669	27,396
Time charter equivalent per ship per day-weighted average	53,220	-	31,084	26,602	41,611	24,079	34,912	25,601
Net daily revenue per ship per day	53,197	-	30,325	24,653	38,640	22,575	33,752	23,834
Vessel operating expenses per ship per day	(4,785)	-	(4,869)	(5,846)	(4,871)	(5,026)	(4,864)	(5,524)
Net Operating cash flows per ship per day before G&A expenses	48,412	-	25,456	18,807	33,769	17,549	28,888	18,310

Glossary of Terms

Average number of vessels This is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

Total ownership days We define these as the total days we owned the vessels in our fleet for the relevant period including off hire days associated with major repairs, dry dockings or special or intermediate surveys. Ownership days are an indicator of the size of the fleet over a period and affect both the amount of revenues and the amount of expenses that are recorded during a period.

Operating days These are the ownership days less the aggregate number of off-hire days associated with major repairs, dry docks or special or intermediate surveys and the aggregate amount of time spent positioning vessels and any unforeseen off-hire. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenue.

Operating days under spot / short duration charter This is defined as available days under spot charters and / or time charters of duration of less than six months.

Fleet utilization This is the percentage of time that our vessels were available for revenue generating days, and is determined by dividing available days by ownership days for the relevant period.

Adjusted time charter equivalent per ship per day (“TCE”) This is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenue generated from voyage charters net of voyage expenses and time charter fair value amortization, by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

Adjusted Time Charter Equivalent Calculation
(all amounts in thousands of U.S. Dollars, except for Daily Time Charter Equivalent and available days)
	For the three months ended September 30,		For the nine months ended September 30,
	2008	2007	2008	2007
Voyage revenues	231,420	43,008	506,209	115,999
Voyage expenses	(8,190)	(2,745)	(20,156)	(8,804)
Amortization of unfavourable time charters in revenue	(84,703)	-	(160,354)	-
Straight-line revenue adjustment	2,849	-	5,203	-
Total revenue, net of voyage expenses and time charter amortization	141,376	40,263	330,902	107,195
Total available days	4,182	1,370	9,478	4,187
Daily Time charter equivalent	$33,806	$29,389	$34,913	$ 25,602

Net daily revenue We define this as the daily TCE rate including idle time.

Daily vessel operating expenses This includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and is calculated by dividing vessel operating expenses by total ownership days for the relevant time period.

Daily general and administrative expense This is calculated by dividing general and administrative expense by total ownership days for the relevant time period.

Expected Amortization Schedule for Fair Valued Time Charters for Next Year
(in USD millions)	Q4’08	Q1’09	Q2’09	Q3’09	Total

Amortization of unfavourable time charters (1)	81.5	77.7	78.6	79.4	317.2
Amortization of favourable time charters (2)	(10.3)	(9.9)	(10.0)	(10.1)	(40.3)

(1)

Adjustment to Revenue from operations i.e. increases revenues

(2)

Adjustment to Charter hire expenses i.e. increases charter hire expense

Fleet List as of October 31, 2008:

The following table represents our fleet as of October 31, 2008:

Name	Type	Dwt	Year Built	TC Expiration Date (max period)	FV of vessels at merger (1)
Capesize
Iron Miner	Capesize	177,000	2007	April 2012	160.5
Kirmar	Capesize	165,500	2001	June 2011	139.0
Iron Beauty	Capesize	165,500	2001	June 2010	139.0
Lowlands Beilun	Capesize	170,162	1999	June 2010	131.0
Total Capesize	4	678,162
Kamsarmax
Iron Manolis	Kamsarmax	82,300	2007	December 2010	96.25
Iron Brooke	Kamsarmax	82,300	2007	December 2010	96.25
Iron Lindrew	Kamsarmax	82,300	2007	December 2010	96.25
Coal Hunter	Kamsarmax	82,300	2006	December 2010	93.25
Pascha	Kamsarmax	82,300	2006	December 2010	93.25
Coal Gypsy	Kamsarmax	82,300	2006	December 2010	93.25
Iron Anne	Kamsarmax	82,000	2006	December 2010	93.25
Iron Vassilis	Kamsarmax	82,000	2006	December 2010	93.25
Iron Bill	Kamsarmax	82,000	2006	December 2010	93.25
Santa Barbara	Kamsarmax	82,266	2006	December 2010	93.25
Ore Hansa	Kamsarmax	82,229	2006	December 2010	93.25
Iron Kalypso	Kamsarmax	82,204	2006	December 2010	93.25
Iron Fuzeyya	Kamsarmax	82,229	2006	December 2010	93.25
Iron Bradyn	Kamsarmax	82,769	2005	December 2010	90.75
Total Kamsarmax	14	1,151,497
Panamax
Grain Harvester	Panamax	76,411	2004	December 2010	85.75
Grain Express	Panamax	76,466	2004	December 2010	85.75
Iron Knight	Panamax	76,429	2004	December 2010	85.75
Coal Pride	Panamax	72,600	1999	June 2010	72.0
Isminaki	Panamax	74,577	1998	July 2009	n/a
Angela Star	Panamax	73,798	1998	January 2009	n/a
Elinakos	Panamax	73,751	1997	October 2009	n/a
Happy Day	Panamax	71,694	1997	January 2009	n/a
Iron Man (A)	Panamax	72,861	1997	August 2010	-
Coal Age (A)	Panamax	72,861	1997	December 2008	-
Fearless I (A)	Panamax	73,427	1997	November 2008	-
Barbara (A)	Panamax	73,390	1997	November 2008	-
Linda Leah (A)	Panamax	73,390	1997	October 2009	-
King Coal (A)	Panamax	72,873	1997	August 2011	-
Coal Glory (A)	Panamax	73,670	1995	November 2008	-
Powerful	Panamax	70,083	1994	July 2009	n/a
First Endeavour	Panamax	69,111	1994	October 2009	n/a
Rodon	Panamax	73,670	1993	December 2008	n/a
Birthday	Panamax	71,504	1993	November 2008	n/a
Renuar	Panamax	70,128	1993	November 2008	n/a
Fortezza	Panamax	69,634	1993	November 2008	n/a
Total Panamax	21	1,532,328

Name	Type	Dwt	Year Built	TC Expiration Date (max period)	FV of vessels at merger (1)
Supramax
July M	Supramax	55,567	2005	November 2008	n/a
Mairouli	Supramax	53,206	2005	November 2008	n/a
Total Supramax	2	108,773
Handymax
Emerald	Handymax	45,588	1998	December 2008	n/a
Princess I	Handymax	38,858	1994	July 2009	n/a
Marybelle	Handymax	42,552	1987	November 2008	n/a
Attractive	Handymax	41,524	1985	November 2008	n/a
Lady	Handymax	41,090	1985	December 2008	n/a
Swift	Handymax	37,687	1984	November 2008	n/a
Total Supramax	6	247,299
GRAND TOTAL	47	3,718,059
Average age			8.9 yrs

Fleet to be delivered	Type	Dwt	Estimated delivery (B)
Sandra	Capesize	180,000	December 2008
Christine (C )	Capesize	180,000	May 2010
Hope (D)	Capesize	181,000	November 2010
Lillie(D)	Capesize	181,000	December 2010
Total fleet to be delivered		722,000

(1)These amounts reflect the fair values assigned to ex-Quintana vessels at the merger date. Excel vessels remain at book value in the financial statements.

(A)  These vessels were sold in 2007 and leased back on a bareboat charter through July 2015.

(B) The delivery dates shown in this column are estimates based on the delivery dates set forth in the relevant shipbuilding contracts or resale agreements. There can be no assurances that the vessels will be delivered timely or at all. Excel does not believe that the following new building contracts will materialize:

Fritz (D)	Capesize	180,000	May 2010
Benthe (D)	Capesize	180,000	June 2010
Gayle Frances (D)	Capesize	180,000	July 2010
Iron Lena (D)	Capesize	180,000	August 2010

(C)  Excel holds a 42.8% interest in the joint venture that will own the vessel.

(D)  Excel holds a 50% interest in the joint ventures that will own these vessels.

For further details on the fleet and their employment please refer to our website at www.excelmaritime.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCEL MARITIME CARRIERS LTD.
(registrant)

Dated: November 5, 2008

By:

/s/ Stamatis Molaris

Stamatis Molaris

President and Chief Executive Officer